

September 22, 2020

Theodore Ashburn, M.D., Ph.D.
Chief Executive Officer
Oncorus, Inc.
50 Hampshire Street, Suite 401
Cambridge, MA 02139

> **Re: Oncorus, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 11, 2020**
> **File No. 333-248757**

Dear Dr. Ashburn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed September 11, 2020

Summary Financial Data, page 10

1. Your pro forma balance sheet information on page 11 and the pro forma capitalization data on page 70 assume that you have closed on the second tranche of the Series B preferred stock financing and correspondingly received gross proceeds of $35.8 million. We remind you that Rule 11-01(a)(8) of Regulation S-X notes that pro forma information should be provided when consummation of transactions have occurred or are probable. Please confirm that you have closed on the second tranche of the Series B preferred stock financing or alternatively tell us how you determined it was probable that it will close.

Financial Statements
Consolidated Balance Sheet, page F-3

2.   You present pro forma balance sheet data along your historical balance sheets as of December 31, 2019 and June 30, 2020 to reflect the automatic conversion of the redeemable convertible preferred stock into common stock. Please only provide pro forma data as of the latest balance sheet date.

     You may contact Nudrat Salik at (202) 551-3692 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Irene Paik at (202) 551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian Leaf, Esq.